Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Haoxi Information Limited	Hong Kong
Beijing Haoxi Health Technology Co., Limited	People’s Republic of China
Beijing Haoxi Digital Technology Co. Ltd	People’s Republic of China